Exhibit 99.1

C3is Inc. Announces Pricing of $5 Million Public Offering

ATHENS, Greece, June 30, 2023 – C3is Inc. (Nasdaq: CISS) (the “Company”), a ship-owning company providing drybulk seaborne transportation services, announced today that it has entered into a securities purchase agreement with a single institutional investor to purchase 4,765,000 units at a price of $1.05 per unit containing a common share and a price of $1.04 per unit containing a pre-funded warrant in lieu of a common share. Each unit consists of one common share (or pre-funded warrant in lieu thereof) and one Class A warrant to purchase one common share, and will immediately separate upon issuance. The gross proceeds of the offering to the Company, before discounts and commissions and estimated offering expenses, are expected to be approximately $5.0 million.

Each Class A warrant is immediately exercisable for one common share at an exercise price of $1.05 per share and will expire five years from issuance. The offering is expected to close on or about July 5, 2023, subject to customary closing conditions.

Maxim Group LLC is acting as the sole placement agent in connection with the offering.

The offering is being conducted pursuant to the Company’s registration statement on Form F-1 (File No. 333-272939) previously filed with and subsequently declared effective by the Securities and Exchange Commission (“SEC”) on June 30, 2023. A final prospectus relating to the offering will be filed with the SEC and will be available on the SEC’s website at http://www.sec.gov. Copies of the final prospectus relating to this offering, when available, may also be obtained from Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, NY 10022, at (212) 895-3745.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About C3IS INC.

C3is Inc. is a ship-owning company providing drybulk seaborne transportation services, including major national and private industrial users, commodity producers and traders. The Company owns two Handysize drybulk carriers with a total capacity of 64,000 deadweight tons (dwt). C3is Inc.’s common shares are listed on the Nasdaq Capital Market and trade under the symbol “CISS.”

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, or impact or duration of the COVID-19 pandemic and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although C3IS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, C3IS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include risks discussed in our filings with the SEC and the following: the ability to close the offering and the anticipated use of proceeds from the offering, the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in C3IS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by C3is INC. with the U.S. Securities and Exchange Commission.

Company Contact:

Nina Pyndiah

C3IS INC.

00-30-210-6250-001

E-mail: info@C3is.pro